On June 24, 2002 the Montgomery Emerging Markets Focus Fund ("Acquiring Fund") acquired the assets and liabilities of the Montgomery Emerging Asia Fund ("Acquired Fund") through a merger pursuant to a plan of reorganization approved by the Board of Trustees and shareholders of the Acquired Fund.

The following is a summary of the votes regarding the reorganization. These votes weretaken at the April 30th Board meeting

Shares in Favor		Shares Against		Shares Abstaining
763,554.220			123,351.944			19,373.907